Filed pursuant to Rule 433

Registration No. 333-267652

FINAL TERM SHEET

Dated June 6, 2023

Issuer:	Landwirtschaftliche Rentenbank
Title of securities:	$1,250,000,000 3.875% Notes due 2028
Status of the notes:	The notes will constitute senior, unsecured obligations of the Issuer and rank pari passu with all other senior obligations outstanding
Aggregate principal amount:	$1,250,000,000
Denomination:	$1,000 and multiples thereof
Settlement date:	June 14, 2023
Maturity date:	June 14, 2028
Interest:	3.875% p.a., payable semi-annually, accruing from settlement date, on a 30/360 day count basis, following unadjusted business day convention
Business Days:	TARGET and New York
Interest Payment Dates:	June 14 and December 14 of each year, commencing December 14, 2023
Issue price:	99.474%
Fees:	0.125%
Net proceeds:	$1,241,862,500
CUSIP:	515110CD4
ISIN Number:	US515110CD49

Ratings of the Issuer:1	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings.
Lead Managers:	Citigroup Global Markets Europe AG HSBC Continental Europe RBC Capital Markets, LLC The Toronto-Dominion Bank
Listing:	Regulated market of the Luxembourg Stock Exchange

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC (including any related free-writing prospectus, preliminary prospectus supplement or preliminary pricing supplement, as applicable), for more complete information about the issuer and this offering. You may get these documents, as well as the final prospectus, prospectus supplement or pricing supplement (when completed), as applicable (such preliminary and final documentation together the Offering Documentation) for free by searching the SEC online database at: www.sec.gov (and more specifically, at the URL link http://www.sec.gov/cgi-bin/browse-edgar?company=landwirtschaftliche%20rentenbank). Alternatively, The Toronto-Dominion Bank will arrange to send you the prospectus, which you may request by calling +1-855-495-9846.

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1	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.